UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number: 000-51303

GRANDVIEW GOLD INC.
(Translation of registrant's name into English)

Suite 820, 330 Bay Street, Toronto, ON, M5H 2S8 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ]    No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Meeting and Record date

99.2	Management Information Circular

99.3	Form of Proxy

99.4	Request for Supplementary Mailing

99.5	Confirmation of Mailing

99.6	Interim Financial Statements for the Period Ended August 31, 2008

99.7	Management's Discussion and Analysis for the Period Ended August 31, 2008

99.8	Form 52-109F2 - Certification of Interim Filings - CEO

99.9	Form 52-109F2 - Certification of Interim Filings - CFO

99.10	Annual Financial Statements for the Year Ended May 31, 2008

99.11	Management's Discussion and Analysis for the Year Ended May 31, 2008

99.12	Form 52-109F1 - Certification of Annual Filings - CEO

99.13	Form 52-109F1 - Certification of Annual Filings - CFO

99.14	Form 13-502F1 - Class 1 Reporting Issuers - Participation Fee

99.15	Annual Information Form for the year ended May 31, 2008

99.16	Material Change Report dated February 1, 2008

99.17	Material Change Report dated April 15, 2008

99.18	Material Change Report dated May 6, 2008

99.19	Material Change Report dated May 12, 2008

99.20	Material Change Report dated May 28, 2008

99.21	Material Change Report dated September 11, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grandview Gold Inc.
(Registrant)

Date: November 12, 2008	By:	/s/ Paul Sarjeant
PAUL SARJEANT

	Title:	President and Chief Executive Officer